                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                   Amendment #1

                           OCEANIC EXPLORATION COMPANY
           --------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0625 par value
           --------------------------------------------------------
                         (Title of Class of Securities)


                                    675239107
           --------------------------------------------------------
                                 (CUSIP Number)


                                  John E. Jones
                             Cordillera Corporation
                         7800 E. Dorado Place, Suite 250
                               Englewood, CO 80111
                                 (303) 779-8811
           --------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 20, 2001
           --------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provision of the Act (however, see the Notes).


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CUSIP NUMBER: 675239107                                       Page 2 of 6 Pages

-------------------------------------------------------------------------------
  1)  Names of Reporting Persons; I.R.S. Identification (entities only)
      Western International Technology Corporation


-------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (see Instructions)
      (a)      N/A
      (b)      N/A
-------------------------------------------------------------------------------
  3)  SEC Use Only

-------------------------------------------------------------------------------
  4)  Source of Funds (see Instructions)                                 00(1)

-------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                  N/A
-------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization                                 CO

-------------------------------------------------------------------------------
   Number of Shares                  7)      Sole Voting Power              0
                                    -------------------------------------------
  Beneficially Owned                 8)      Shared Voting Power            0
                                    -------------------------------------------
   by Each Reporting                 9)      Sole Dispositive Power         0
                                    -------------------------------------------
       Person With:                 10)      Shared Dispositive Power       0
-------------------------------------------------------------------------------
  11) Aggregate Amount Beneficially Owned by Each Reporting Person          0
-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Share    N/A
      (See Instructions)
-------------------------------------------------------------------------------
  13) Percent of Class Represented by Amount in Row (11)                    0%
-------------------------------------------------------------------------------
  14) Type of Reporting Persons (See Instructions)                          CO
-------------------------------------------------------------------------------

-----------
(1) Not applicable, Sale of Interest in Stock.



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CUSIP NUMBER: 675239107                                       Page 3 of 6 Pages

-------------------------------------------------------------------------------
   1) Names of Reporting Persons; I.R.S. Identification (entities only) International Cordillera Limited


-------------------------------------------------------------------------------
   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          1)   N/A
          2)   N/A
-------------------------------------------------------------------------------
   3)  SEC Use Only

-------------------------------------------------------------------------------
   4)  Source of Funds (See Instructions)                                 00(1)

-------------------------------------------------------------------------------
   5)  Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                     N/A

-------------------------------------------------------------------------------
   6)  Citizenship or Place of Organization                           Bahamas

-------------------------------------------------------------------------------
   Number of Shares                  7)      Sole Voting Power            0
                                    -------------------------------------------
  Beneficially Owned                 8)      Shared Voting Power          0
                                    -------------------------------------------
   by Each Reporting                 9)      Sole Dispositive Power       0
                                    -------------------------------------------
    Person With:                    10)      Shared Dispositive Power     0
-------------------------------------------------------------------------------
  11)   Aggregate Amount Beneficially Owned by Each Reporting Person      0

-------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A (See Instructions)
-------------------------------------------------------------------------------
  13)   Percent of Class Represented by Amount in Row (11)                0%

-------------------------------------------------------------------------------
  14)   Type of Reporting Persons (See Instructions)                      CO
-------------------------------------------------------------------------------


-------------
(1) Not applicable, Sale of Stock


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CUSIP NUMBER: 675239107                                       Page 4 of 6 Pages

ITEM 1.   SECURITY AND ISSUER

The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 7800 E. Dorado Place, Suite 250, Englewood, CO 80111.

ITEM 2.   IDENTITY AND BACKGROUND

This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

     1.  (a)    Name - Western International Technology Corporation

         (b)    Principal business address - 7800 E. Dorado Place, Suite 250
                                             Englewood, CO 80111

         (c)    Present principal occupation or employment - holding company

         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f)    Citizenship - Colorado

     2.  (a)    Name - International Cordillera Limited

         (b)    Principal business address - Euro Canadian Center, Ground Floor
                                             Marlborough St. & Navy Lyon Road
                                             P.O. Box N-7109
                                             Nassau, Bahamas

         (c) Present principal occupation or employment - investment in securities.

         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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CUSIP NUMBER: 675239107                                       Page 5 of 6 Pages

         (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f)    Citizenship - Bahamas

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

International Cordillera Limited, a wholly owned subsidiary of Western International Technology Corporation, sold 545,800 shares of Common Stock of the Issuer to Cordillera Corporation, a Utah corporation, on August 20, 2001. As a result of this transaction neither International Cordillera Limited nor Western International Technology Corporation have any ongoing direct or indirect ownership of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

To effect a sale of 545,800 shares of Common Stock of the Issuer from International Cordillera Limited to Cordillera Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons following the transaction is as follows:

                                            TOTAL NUMBER
                                              OF SHARES
                                             BENEFICIALLY          PERCENTAGE
                 REPORTING PERSON                OWNED              OF CLASS
                 ----------------            ------------          ----------
                 Western International             0                   0%
                 Technology Corporation

                 International Cordillera          0                   0%
                 Limited

          The reporting persons filing this Schedule do not comprise a group with any other person.

      (b) Not applicable, no shares owned.


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CUSIP NUMBER: 675239107                                        Page 6 of 6 Pages

      (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past
           60 days.

      (d)  N/A

      (e)  August 20, 2001

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed herewith:  None.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:         August 30, 2001

                                      WESTERN INTERNATIONAL TECHNOLOGY
                                      CORPORATION


                                      /s/ John E. Jones
                                      ---------------------------------
                                      By:  John E. Jones
                                      Title: President

                                      INTERNATIONAL CORDILLERA LIMITED


                                      /s/ John E. Jones
                                      ---------------------------------
                                      By:  John E. Jones
                                      Title: Attorney-in-fact

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                               POWER OF ATTORNEY


The undersigned hereby authorizes and appoints the below named attorney to represent INTERNATIONAL CORDILLIERA LTD. for the purpose of executing a US Securities Exchange Commission Form 13D and/or any amendments thereto.

This Power shall extinguish upon the execution the said Form 13D.

The authenticity of the following signature as well as the specified form of signature is certified by the undersigned.


Name of Attorney                          Specimen Signature

Mr. John E. Jones                         /s/ John E. Jones
                                          ---------------------


IN WITNESS WHEREOF the undersigned has hereunto set his Hand and the Seal of the Company this 27th day of August, A.D. 2001.


                          INTERNATIONAL CORDILLERA LTD.


                                /s/ Gary W. Christie
                                ---------------------
                                 Gary W. Christie
                                    Director